N E W S R E L E A S E

January 3, 2017

Nevsun Appoints Two New Directors and
Announces 2017 CEO Succession Plan

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (the “Company”) is pleased to announce the appointment of Ian W. Pearce and David S. Smith as independent directors. These appointments mark the first step in a planned Board renewal process designed to reflect Nevsun’s growth and strategic transformation following last year’s acquisition of the world class copper-gold Timok project in Serbia. Further evolution of the Board is expected to continue during 2017 and before the next annual general meeting. The Company also announced plans to launch an international CEO search in 2017 in anticipation of Cliff Davis’ planned retirement.

New Director Appointments

“Ian and David bring a wealth of knowledge and experience from their respective previous senior management and independent director roles.  We are very pleased to welcome Ian and David to Nevsun, and believe that they will add considerable value, strength and fresh insight to our board,” commented Tookie Angus, Chairman.

Ian Pearce has over 30 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. Since 2013, Mr. Pearce has been a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves on the board of directors of New Gold Inc. and Outotec Oyj, and is the Chair of Mine Sense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.

David Smith has had a career on the finance side of business within the mining sector as well as within the supply side to the sector, with deep international exposure. He brings more than 30 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and four years with PriceWaterhouseCoopers. Mr. Smith currently is a director of Dominion Diamond Corporation and non-executive Chairman of Paramount Gold Nevada Corporation and is on the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a bachelor’s degree in business administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program.

Coincident with the addition of the two new directors, Gerard Munera and Bob Gayton have voluntarily stepped down as directors of the Company so as to commence the planned Board renewal. “On behalf of the board, we wish to thank Gerard and Bob for their very significant contributions to the Company over the past many years. Gerard has been a director since 1996 and has valuably served as Chair of the Human Resources Committee for the past several years, overseeing director and executive compensation. Bob has served as Chair of the Audit Committee since joining the Board in 2003 and has participated on a number of other board committees.”

CEO Succession Plan

President and Chief Executive Officer, Cliff Davis, has advised he will be retiring during 2017. Accordingly, the Board of Directors has activated its plans for CEO succession. Mr. Davis, who turns 65 this year, has been associated with Nevsun for over 22 years, after an 18-year career with KPMG. He has played an integral role in leading the Company to where it is today. Having led the Company’s successful transformation this past year into a strong diversified mid-tier base metals company, Cliff believes this is the right time for him and the Company to transition to new leadership for the next phase of Nevsun’s continued growth and development. Mr. Davis has agreed to stay with Nevsun until a suitable replacement has been appointed and well-established in the CEO role. An international search process is now under way with the assistance of leading global executive search firm Korn Ferry.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Nevsun is well positioned to grow shareholder value through advancing the high-grade copper-gold Timok Project to production.  Nevsun has a strong balance sheet with no debt and a peer leading quarterly dividend.

NEVSUN RESOURCES LTD. “Tookie Angus” R. Stuart Angus Chairman	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com